FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of May, 2003


                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                 (Translation of registrant's name into English)

                                   Cedar House
                                 41 Cedar Avenue
                                  Hamilton HMEX
                                     Bermuda
                    (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F   X    Form 40-F
                                    ------
      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes              No    X
                             ------           ------

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

          Set forth herein is the 2002 Annual Report to Shareholders of Nordic American Tanker Shipping Limited.

ADDITIONAL INFORMATION

          BP p.l.c. files annual reports on Form 20-F (File No. 1-6262) and periodic reports on Form 6-K with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

                             NORDIC AMERICAN TANKER
                                SHIPPING LIMITED


                                          2002 ANNUAL
                                          REPORT TO
                                          SHAREHOLDERS

                                    BUSINESS

General

     Nordic American Tanker Shipping Limited (the "Company") was incorporated on June 12, 1995, under the laws of the Islands of Bermuda ("Bermuda") for the purpose of acquiring, disposing, owning, leasing, and chartering three double hull Suezmax oil tankers (the "Vessels"). The principal executive offices of the Company are located at Cedar House, 41 Cedar Avenue, Hamilton HM EX, Bermuda, telephone number (441) 295-2244.

     Pursuant to an agreement (the "Management Agreement") between the Company and its Manager, Ugland Nordic Shipping AS (the "Manager"), the Manager provides certain management, administrative and advisory services to the Company.

Vessels owned by the Company

     Each Vessel acquired by the Company is a 1997 built, 151,459 dead weight tonne double hull Suezmax oil tanker. The purchase price of each Vessel was approximately $56.9 million (the "Original Contract Price"). The Vessels were delivered between August and December 1997 and have been designed according to the specifications set forth in the shipbuilding contracts between the Builder and the Company (the "Shipbuilding Contracts"). The Vessels were built at Samsung Heavy Industries Co. Ltd. in South Korea (the "Builder").

     Each Vessel is registered in the Isle of Man and flies the British flag.

Chartering Operations Commenced on September 30, 1997

     Each Vessel is chartered to BP Shipping Ltd. (the "Charterer") pursuant to separate "hell and high water" bareboat charters (the "Charters"). The initial term of the Charters is from September 30, 1997 and will end approximately seven years from that date, subject to extension at the option of the Charterer for up to seven successive one-year periods. Under each Charter, the Charterer is required to provide the Company with at least twelve months' prior notice of each such extension. The Company's dividend policy is to pay dividends to the shareholders in amounts substantially equal to the amounts received by it under the Charters, less expenses. In 2002, a portion of these dividends was considered return of capital for United States federal income tax purposes.

     The daily charterhire rate payable under each Charter is comprised of two components: (i) a fixed minimum rate of charterhire of $13,500 per Vessel per day (the "Base Rate"), paid quarterly in advance, and (ii) additional charterhire (which will be determined and paid quarterly in arrears and may equal zero) which would equal the excess, if any, of a weighted average of the daily time charter rates for two round-trip trade routes traditionally served by Suezmax tankers (Bonny, Nigeria to/from the Louisiana Offshore Oil Port, and Hound Point, U.K. to/from Philadelphia, Pennsylvania (the "Reference Ports")), over the sum of (A) an agreed amount of $8,500 representing daily operating costs and (B) the Base Rate ("Additional Hire"). The amount of Additional Hire, if any, will be determined by the London Tanker Brokers Panel or another panel of ship brokers mutually acceptable to the Charterer and the Company (the "Brokers Panel"). In 2002, the Company received Additional Hire for the 4th quarter only.

     Pursuant to the terms of the Charters, the Charterer's obligation to pay charterhire is absolute, regardless whether there is loss or damage to a Vessel or any other reason. The Charterer is also obligated to indemnify and hold the Company harmless from all liabilities arising from the operation, design and construction of the Vessels prior to and during the term of the Charters, including environmental liabilities, other than liabilities arising out of the gross negligence or willful misconduct of the Company. The obligations of the Charterer are guaranteed by BP p.l.c., the successor company to the merger between Amoco Corp and The British Petroleum Company p.l.c.

     At least six months prior to the end of the term (including any extension ) of one or more Charters, the Company's shareholders will be entitled to vote on a proposal to sell the related Vessel(s) and to distribute the net proceeds to the shareholders to the extent permitted under Bermuda law. The Board of Directors of the Company (the "Board") will make a recommendation which may favor such sale or an alternative plan, such as the operation, rechartering or other disposition of the Vessel(s). The proposal to sell the Vessel(s) and distribute the resulting net proceeds shall be adopted if approved by a majority of the shareholders.

Nature of Trading Market

     The primary trading market for the Shares is the American Stock Exchange (the "AMEX"), on which the Shares are listed under the symbol NAT. The secondary trading market for the Shares is the Oslo Stock Exchange (the "OSE") also with the symbol NAT.

     The high and low bid prices for the Shares by quarter, in 2001 thru 2002 are as follows:

                          AMEX         AMEX        OSE          OSE
                          ----         ----        ---          ---
                          Low          High        Low          High
For the quarter ended:
   March 31, 2001         $16.90       $22.25      NOK 215.00   NOK 155.00
   June 30, 2001          $16.00       $22.89      NOK 180.00   NOK 172.00
   September 30, 2001     $13.75       $19.52      NOK 190.00   NOK 140.00
   December 31, 2001      $13.00       $17.10      NOK 170.00   NOK 125.00
   March 31, 2002         $12.95       $15.50      NOK 127.00   NOK 140.00
   June 30, 2002          $13.50       $16.55      NOK 122.00   NOK 140.00
   September 30, 2002     $ 9.86       $14.25      NOK  90.00   NOK 135.00
   December 31, 2002      $10.11       $13.82      NOK  90.00   NOK 100.00

     These bid quotations represent interdealer quotations without retail mark-ups, mark-downs or commissions, and do not necessarily represent actual transactions. On December 31, 2002, the closing price of the Shares as quoted on the AMEX was $13.54, and as quoted on the OSE was NOK 99.00. On such date, there were 9,706,606 Shares issued and outstanding.

SELECTED FINANCIAL INFORMATION

     The following historical financial information should be read in conjunction with our audited consolidated financial statements and related notes all of which are included elsewhere in this document and "Operating and Financial Review and Prospects." The statements of operations data for each of the three years ended December 31, 2000, 2001, and 2002 and selected balance sheet data as of December 31, 2001 and 2002 are derived from our audited consolidated financial statements included elsewhere in this document. The statements of operations data for each of the years ended December 31, 1998 and 1999 and selected balance sheet data as of December 31, 1998, 1999 and 2000 are derived from our audited financial statements not included in this document.


                                                                December 31
                                    2002              2001            2000             1999            1998
                            -------------------------------------------------------------------------------
Assets
Cash and Cash Deposit             277,783          630,868       1,922,925        2,507,017       3,637,758
Prepaid Finance Expenses           28,955           43,435          57,915           72,395          86,875
Prepaid Insurance                  83,333           70,000          58,333           70,833          83,333
Accounts Receivable             3,276,523          170,180      10,228,286                0               0
Vessels                       134,912,965      141,744,005     148,575,045      155,406,085     162,237,124
                              -----------      -----------     -----------      -----------     -----------
Total Assets                  138,579,559      142,658,488     160,842,504      158,056,330     166,045,090
                              ===========      ===========     ===========      ===========     ===========


Accounts Payable                      996                0               0                0         675,384
Accrued expenses                2,016,000          778,000               0                0               0
Accrued Interest                  215,466           38,666          43,500           77,333          43,781
Bank Loan                      30,000,000       30,000,000      30,000,000       30,000,000      30,000,000
                               ----------       ----------      ----------       ----------      ----------
Total Long-term Liabilities    32,232,462       30,816,666      30,043,500       30,077,333      30,719,165
                               ==========       ==========      ==========       ==========      ==========

Shareholders' Equity               97,066           97,066          97,066          97,066           97,066
Share Capital
Accumulated Other
Comprehensie Loss             (2,016,000)        (778,000)               0                0               0
Other Shareholders Equity     108,266,031      112,522,756     130,701,938      127,881,931     135,228,859
                              -----------      -----------     -----------      -----------     -----------
Total Shareholder's Equity    106,347,097      111,841,822     130,799,004      127,978,997     135,325,925
Total Liabilites
and Shareholder's Equity     138,579,559       142,658,488     160,842,504      158,056,330     166,045,090
                             ===========       ===========     ===========      ===========     ===========

SELECTED STATEMENT OF OPERATIONS DATA

                                                               Year Ended December 31,
                                     2002             2001            2000             1999            1998
                            -------------------------------------------------------------------------------
Revenue                        18,057,989       28,359,568      36,577,262       14,782,500      16,006,199
Ship Broker Cornrnissions       (184,781)        (184,781)       (185,288)        (184,781)       (184,781)
Mgmt. Fee & Adrnin. Exp.        (340,381)        (281,406)       (290,791)        (314,004)       (412,779)
Directors Insurance              (86,667)         (72,333)        (82,500)         (97,500)              0
Depreciation                  (6,831,040)      (6,831,040)     (6,831,040)      (6,831,039)     (6,831,039)
                              ----------       ----------      ----------       ----------      ----------
Net Operating Income           10,615,120       20,990,008      29,187,643        7,355,176       8,577,600
                               ----------       ----------      ----------        ---------       ---------
Net Financial Items           (1,767,852)      (1,604,532)     (1,518,677)      (1,580,498)         51,912
                              ----------       ----------      ----------       ----------          ------
Net Profit for the Year         8,847,268       19,385,476      27,668,966        5,774,678       8,629,512
                                =========       ==========      ==========        =========       =========

Basic Earnings Per Share             0.91             2.00            2.85             0.59            0.73
Diluted Earnings Per Share           0.91             2.00            2.85             0.59            0.73
Cash Dividends
Declared Per Share                   1.35             3.87            2.56             1.35            1.33
Weighted Average Shares
Outstanding:
Basic                           9,706,606        9,706,606       9,706,606        9,706,606      11,796,530
Diluted                         9,706,606        9,706,606       9,706,606        9,706,606      11,796,530




                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

     The Company owns three modern double hull 151,459 dead weight tonne Suezmax tankers (the "Vessels"), which were delivered in the last half of 1997. The Vessels were built at Samsung Heavy Industries Ltd. in South Korea.

     Each Charter is subject to extension at the option of the Charterer for up to seven successive one-year periods. During the term of each Charter (including any extension thereof) the Charterer is obligated to pay (i) the Base Rate, which is charterhire at a fixed minimum daily rate of $13,500 per Vessel per day (time charter equivalent of $22,000 per day), payable quarterly in advance and
(ii) Additional Hire, to the extent spot charter rates exceed certain levels, payable quarterly in arrears, from January 1998. The amount of Additional Hire for each quarter, if any, will be determined by the Brokers Panel.

Results of Operations

     The Company's revenues from charterhire for 2002 decreased 36% from 2001 to $18,057,989 or $16,491 per day per vessel (time charter equivalent of $24,991 per day per vessel). Charterhire revenue for 2002 was derived from Base Hire of $14,782,500 ($13,500 per day per Vessel) and Additional Hire of $3,275,489 ($2,991 per day per vessel).

     Market rates which are used to determine additional hire decreased significantly in 2002. The decrease was driven by OPEC oil production decreases and a slow down in the world economy. Additional hire, determined by the Brokers Panel, was awarded for 4th quarter 2002 only. The additional hire was $3,275,489. Charterhire per day per Vessel (time charter equivalent) for each quarter of 2002 was $22,000 for the 1st, 2nd and 3rd quarter and $33,868 for the 4th quarter.

     Comparatively, Base Hire in 2001 and 2000 was $14,782,500 ($13,500 per day per Vessel) for each year. Additional Hire was $13,577,068 in 2001 and $21,754,262 in 2000.

     Management, insurance and administrative costs ("MI&A") for 2002, 2001 and 2000 were $611,829, $538,520 and $558,759 respectively. The Company's MI&A for all three years consisted of ship brokers commissions of approximately $185,000 and management fees of $250,000 which are fixed. The increase in costs of $73,309 from 2001 to 2002 is mainly due to higher insurance costs and attorney fees. Depreciation expense approximated $6,831,040 for each of the three years.

Liquidity and Capital Resources

     The Company's cash flows are primarily from charter hire revenue.

     Cash  flows  provided  by  operating   activities   decreased  in  2002  to
$12,750,908 due primarily to the decrease in net profit and an increase in accounts receivable due to additional hire awarded in 4th quarter.

     Cash flow used in financing activities decreased 65% to $13,103,993 due to the decrease in dividends paid during the year.

     There were no cash flows from investing activities during the year.

     Due to the nature of the business, cash flows are predictable with the exception of additional charter hire to be awarded, if any. The Company expects that cash from base charter hire will be sufficient to meet operational requirements in 2003. The Company does not have plans for significant capital expenditures or other investments during 2003.

Dividend payment

     Total dividend paid out in 2002 was $13,103,993 or $1.35 per Share. The dividend payments per share in 1997, 1998, 1999, 2000, 2001 and 2002 have been as follows:

  Period          1997    1998     1999     2000       2001      2002
-------------------------------------------------------------------------
  1st Quarter             0.40     0.32      0.34      1.41      0.36

  2nd Quarter             0.41     0.32      0.45      1.19      0.34

  3rd Quarter             0.32     0.35      0.67      0.72      0.33

  4th Quarter     0.30    0.30     0.36      1.10      0.55      0.32
-------------------------------------------------------------------------
  Total USD       0.30    1.43     1.35      2.56      3.87      1.35
-------------------------------------------------------------------------

     The Company declared a dividend of $0.63 per share for the first quarter of 2003. The dividend of $0.63 was paid to Shareholders in February 2003.

Long-Term Debt and Repurchase of Common Stock

     In 1998 the Company borrowed $30.0 million from Den norske Bank ASA, Oslo, Norway ("DnB"), to finance the repurchase of 2,107,244 shares through a "Dutch Auction" self-tender offer at a price of $12.50 per Share. The total purchase price of the Shares including the costs associated with the transaction was $27.1 million. On May 12, 1999, the General Shareholders Meeting approved the remaining proceeds being utilized to increase the quarterly dividends.

     An important objective of the repurchase of Shares was to increase the Company's cash distribution to shareholders while the Vessels are on charter to the Charterer. While the Vessels are on charter, the minimum cash distribution per Share (assuming receipt of Base Hire and no increase of expenses) has increased by $0.15, from $1.20 to $1.35 per year, an increase of 12.5%.

     The Company has entered into an interest swap agreement with DnB, as a result of which the Company pays a fixed interest on the Loan of 5.80% per annum for the next 2 years. The swap agreement terminates on the final repayment date of the Loan, i.e., the fourth quarter of the year 2004.

Contractual Obligations

     The Company does not have contractual obligations or commercial commitments except long-term debt as described above.

Disclosure and Internal Controls

     As of December 31, 2002, an evaluation was performed under the supervision and with the participation of the Company's Chairman, Chief Executive Officer and Chief Financial Officer of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on that evaluation, these officers have concluded that the Company's disclosure controls and procedures were effective as of December 31, 2002. No significant changes in the Company's internal controls or in other factors have occurred that could significantly affect controls subsequent to December 31, 2002.

                   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management of the Company and the Manager

     Pursuant to the Management Agreement, the Manager provides management, administrative and advisory services to the Company with respect to the Vessels.

     Set forth below are the names and positions of the directors and executive officers of the Company and the Manager. Directors of the Company are elected annually, and each director elected holds office until a successor is elected. Officers of both the Company and the Manager are elected from time to time by vote of the respective board of directors and hold office until a successor is elected.

                            The Company

      Name                         Age    Position
      ----                         ---    --------
      Peter Bubenzer               48     Secretary
      Tharald Br0vig               60     Director
      Niels Erik Feilberg          41     Vice President and Treasurer
      Hon. Sir David Gibbons       75     Director
      Herbj0rn Hansson             55     Director and President
      George C. Lodge              75     Director
      Andreas Ove Ugland           48     Director

                           The Manager

      Name                         Age    Position
      ----                         ---    --------
      Peter Antturi                44     Director
      Niels Erik Feilberg          41     Chief Financial Officer
      Herbj0rn Hansson             55     Director; President
      Bj0rn M0ller                 45     Director
      Paul Wogan                   40     Director

     Certain  biographical   information  with  respect  to  each  director  and
executive officer of the Company and the Manager is set forth below.

     Herbj0rn Hansson has been President and Chief Executive Officer of the Company and of the Manager since July 1995 and September 1993, respectively, and has served as a director of the Manager since its organization in June 1989 and as a director of the Company since July 1995. Mr. Hansson formerly served as the Chairman of the Board of the Manager from June 1989 to September 1993. Mr. Hansson has been involved in various aspects of the shipping industry and international finance since the early 1970s, including serving as Chief Economist of Intertanko, the International Association of Independent Tanker Owners, from 1975-1980. He was an executive officer of the Anders Jahre/Kosmos Group from 1980 to 1989, serving as Chief Financial Officer from 1983 to 1988.

     Peter Antturi has been a director of the Manager since December 2001. Mr. Antturi is Vice President and Chief Financial Officer of Teekay Shipping Corp. Mr. Antturi joined Teekay in 1991, as Manager, Accounting and Controller, before becoming CFO in 1997. Since 1985, Mr. Antturi has held a number of accounting and finance roles in the shipping industry.

     Peter Bubenzer has been the Secretary of the Company since May 1999. Mr. Bubenzer has been a Partner of the law firm of Appleby, Spurling & Kempe, Bermuda since 1986.

     Tharald Br0vig has been a director of the Company since July 1995 and has been a director of the Manager since its organization in June 1989.

     Niels Erik Feilberg has been Vice President and Treasurer of the Company since July 1995 and is Chief Financial Officer of the Manager, which he has been with since 1994. He was working in the Treasury Department of Anders Jahre/Kosmos Group from 1987 and in the same area in the Skaugen Group from 1989 to the end of 1993.

     Sir David Gibbons has been a director of the Company since September 1995. Sir David served as the Prime Minister of Bermuda from August 1977 to January 1982. Sir David has served as Chairman of The Bank of N.T. Butterfield and Son Limited since 1986 and as Chief Executive Officer of Edmund Gibbons Ltd. since 1954.

     George C. Lodge has been a director of the Company since September 1995. Professor Lodge has been a member of the Harvard Business School faculty since 1963. He was named associate professor of business administration at Harvard in 1968 and received tenure in 1972.

     Bj0rn  M0ller has been a director  of the Manager  since  April  2001.  Mr.
M0ller is the President and CEO of Teekay Shipping Corp. and has been with Teekay since 1985, serving as Head of Group Chartering and Strategic Development before heading up overall operations in 1997 with his promotion to Chief Operating Officer. In 1998, Mr. M0ller assumed the role of President and Chief
Executive Officer. Mr. M0ller has a multinational background in shipping and commodities and is a graduate of the Copenhagen School of Business Economics.

     Andreas Ove Ugland has been a director of the Company since February 1997. Mr. Ugland has also served as director and Chairman of: Ugland International Holding Plc, a shipping/transport company listed on the London Stock Exchange, Andreas Ugland & Sons AS, Grimstad, Norway, H0egh Ugland Autoliners AS, Oslo and Buld Associates Inc., Bermuda. Mr. Ugland has had his whole career in shipping in the Ugland family owned shipping group.

     Paul Wogan has been a director of the Manager since April 2001. Mr. Wogan is the Managing Director of Teekay Shipping (UK). Mr. Wogan, the former Chief Executive Officer of Seachem Tankers, joined Teekay in November 2000. Mr. Wogan spent 10 years with Seachem, the world's fourth largest chemical tanker company, serving as Vice President of Marketing before becoming CEO in 1997. Prior to joining Seachem, he was involved in chartering for a major crude oil and product carrier fleet controlled by the Ceres Hellenic Group (Livanos), the company that subsequently founded Seachem. Mr. Wogan holds an MBA from Cranfield School of Management.

                     COMPENSATION OF DIRECTORS AND OFFICERS

     Pursuant to the Management Agreement, the Manager will pay from the Management Fee the annual directors' fees of the Company, currently estimated at an aggregate amount of $80,000 per annum. Accordingly, from the inception of the Company through December 31, 2002, the Directors of the Company have not been paid by the Company any amount for services rendered by them to the Company in any capacity.

                 INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

     The Manager owns 1,001,221 (10.31%) Shares in the Company as of February 1, 2003, and is party to the Management Agreement with the Company, pursuant to which the Manager is entitled to a management fee of $250,000 per annum.

                            NORWEGIAN TAX PROCEEDING

     In September 2002, the Company received a letter from the Tax Assessment Board of the Norwegian Central Tax Office for Large Corporations, (the "Tax Board"), stating that the Tax Board had determined that the Company was subject to Norwegian income taxation for the years 1995 through 2000. The Company believes that the Tax Board's determination is without merit and erroneous and is contesting the assessment vigorously.

     Accordingly, the Company has appealed the decision of the Tax Board to the Norwegian Tax Assessment Appeal Board (the "Appeal Board"). The Company has been advised that a decision from the Appeal Board may be expected during the second or third quarter of 2003. If the Appeal Board should decide in favor of the Tax Board, the Company may make further appeals to the Norwegian Court of Justice, which has three levels. The Norwegian tax authorities may appeal a decision in favor of the Company to the County Tax Appeal Board.

     The decision of the Tax Board relates to the years 1995 through 2000. Applying Norwegian tax principles, the Company did not have any taxable income for those years or for 2001. At year-end 2001, the deferred tax loss is NOK 41.6 mill (approx. USD 5.6 million). This tax loss would be carried forward and used for the tax year 2002. After application of this loss carry-forward, under Norwegian tax principles, the Company's net income would total approximately NOK
59.1 mill (approx. USD 8.5 milllion) for 2002. However, as previously stated, the strong view of the Company is that the Company should not be taxed in Norway.

     In accordance with its distribution policy, the Company has made cash distributions to shareholders in amounts that exceed the net income of the Company. Under Norwegian tax principles, if they applied, in the view of the Company, a portion of these distributions would be considered as a repayment of paid up share capital.

     Given this premise, there would be no tax for the Company during the period through 2002. However, if Norwegian tax principles apply, there is a probability that the distributions could be seen as a repayment of untaxed capital from the Company, and the Company would incur so-called correction income, which for the period to and including 2001 would amount to NOK 728.6 million (approx. USD 99 million). The tax would constitute 28% of that amount. In the view of the Company, such a treatment of its cash distributions would be incorrect.

     The Company's view is that the Tax Board's determination is without merit and is erroneous. In part, the view of the Company is based on an opinion that the Company received from Norwegian counsel in connection with the Company's warrants offering in 1995, as described in the Company's offering prospectus. However, the Company cannot assure investors of a successful appeal of the Tax Board's determination.

     The Company is bearing legal costs in connection with the Norwegian tax proceeding which would otherwise be available for distribution.

ADDITIONAL INFORMATION

     The Company will file with the Securities and Exchange Commission an Annual Report on Form 20-F. A copy of such report is available without cost to each shareholder.

     BP p.l.c., the successor company to the merger between Amoco Corp and The British Petroleum Company p.l.c., files annual reports on Form 20-F (File No. 005-42076) and periodic reports on Form 6-K with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

     The Company is incorporated in Bermuda. Under current Bermuda law, the Company is not subject to tax on income or capital gains, and no Bermuda withholding tax will be imposed upon payments of dividends by the Company to its shareholders. No Bermuda tax is imposed on holders with respect to the sale or exchange of Shares. Furthermore, the Company has received from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966, as amended, an assurance that, in the event that Bermuda enacts any legislation imposing any tax computed on profits or income, including any dividend or capital gains withholding tax, or computed on any capital asset, appreciation, or any tax in the nature of an estate, duty or inheritance tax, then the imposition of any such tax shall not be applicable. The assurance further provides that such taxes, and any tax in the nature of estate duty or inheritance tax, shall not be applicable to the Company or any of its operations, nor to the shares, debentures or other obligations of the Company, until March 2016.


MARCH 31, 2003                                  NORDIC AMERICAN TANKER
                                                SHIPPING LIMITED

NORDIC AMERICAN TANKER SHIPPING LIMITED


TABLE OF CONTENTS.
------------------------------------------------------------------------------



                                                                 Page

INDEPENDENT AUDITORS' REPORT                                     11

FINANCIAL STATEMENTS

Balance Sheets                                                   12

Statements of Operations                                         13

Statements of Cash Flows                                         13

Statements of Shareholders' Equity                               14

Notes to Financial Statements                                    15-19

                                                               Deloitte
                                                               & Touche

          INDEPENDENT AUDITORS' REPORT
          To the Board of Directors and Stockholders of Nordic American Tanker Shipping Ltd
          Bermuda

          We have audited the accompanying balance sheets of Nordic American Tanker Shipping Ltd. (the "company") as of December 31, 2002 and 2001 and the related statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31 , 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31,2002 in conformity with accounting principles generally accepted in the United States of America.


          DELOITTE & TOUCHE
          Oslo, Norway
          March 31, 2003

                         BALANCE SHEETS AT DECEMBER 31,
(all figures are in USD)


ASSETS

Current assets                                        2002            2001
                                                      ----            ----


Cash and cash equivalents           Note 1        277,783        630,868
Accounts receivable                             3,276,523        170,180
Prepaid finance costs               Note 6         28,955         43,435
Prepaid insurance                                  83,333         70,000
                                                ---------        ---------
Total current assets                            3,666,594        914,483
                                                =========        =========

Long term assets

Vessels                             Note 4      134,912,965      141,744,005
                                                -----------      -----------
TOTAL ASSETS                                    138,579,559      142,658,488
                                                ===========      ===========


LIABILITIES AND SHAREHOLDERS EQUITY

Current liabilities                                   2002             2001
                                                      ----             ----


Accrued interest                    Note 6          215,466           38,666



                              LONG-TERM LIABILITIES


Derivative contract                 Note 7,8      2,016,000          778,000

Long-term debt                      Note 6,8     30,000,000       30,000,000


Shareholders' Equity

Common stock                        Note 7           97,066           97,066
Additional paid-in capital          Note 7      144,395,866      144,395,866
Accumulated deficit                 Note 7      (36,129,835)     (31,873,110)
Accumulated other
comprehensive loss                  Note 7,8    (2,016,000)         (778,000)
                                                 ----------          --------

Total Shareholders' Equity                      106,347,097      111,841,822
                                                -----------      -----------

TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY                            138,579,559     142,658,488
                                                ===========     ===========


       The footnotes are an integral part of these financial statements



STATEMENTS OF OPERATIONS
(all figures in USD)                          Year Ended December 31,
                                              -----------------------
                             Notes         2002        2001           2000
                             -----         ----        ----           ----

Operating Revenue            1,3        18,057,989  28,359,568     36,577,262
Ship Broker Commissions                   (184,781)   (184,781)      (185,288)
Administrative Expenses      2,5          (427,048)   (353,739)      (373,291)
Depreciation                 4          (6,831,040)  6,831,040)    (6,831,040)
                                        ----------   ---------     ----------
Net Operating Income                    10,615,120   0,990,008     29,187,643
                                        ----------   ---------     ----------
Interest Income                             21,409     189,244       277,552
Interest Expense             6          (1,764,424) (1,769,000)    (1,770,808)
Other Financial Charges                    (24,837)    (24,776)       (25,423)
                                        ----------   ---------     ----------
Net Financial Items                     (1,767,852) (1,604,532)    (1,518,679)
                                        ----------   ---------     ----------
Net Profit before tax                    8,847,268   9,385,476     27,668,964
                                        ----------   ---------     ----------

Tax Expense                                      0         0              0
                                         ---------   ---------    -----------
Net Profit for the Year                  8,847,268   9,385,476    27,668,964
                                        ----------   ---------     ----------

Basic and Diluted Earnings per Share          0.91        2.00           2.85
Weighted Average Number of
Shares Outstanding                       9,706,606   9,706,606      9,706,606



STATEMENTS OF CASH FLOWS
(all figures in USD)                          Year Ended December 31,
--------------------                          -----------------------
                                           2002        2001           2000
                                           ----        ----           ----

Net Profit                               8,847,268   19,385,476    27,668,964
Reconciliation of Net Profit to Net
Cash from Operating Activities
Depreciation                             6,831,040    6,831,040     6,831.040
Amortization of prepaid finance costs       14,480       14,480        14,480
Increase (decrease) in receivables
and payables                            (2,941,880)  10,041,605   (10,249,619)
                                        ----------   ----------   -----------
Net Cash from Operating Activities      12,750,908   36,272,601    24,264,865
                                        ----------   ----------   -----------
Financing Activities
Dividends paid                         (13,103,993) (37,564,658)  (24,848,957)
                                       -----------  -----------   ------------
Net Cash from Financing Activities     (13,103,993) (37,564,658)  (24,848,957)
                                       -----------  ------------   ------------
Net decrease in Cash and Cash
Equivalents                               (353,085)  (1,292,057)     (584,092)
                                       -----------  ------------   ------------
Beginning Cash and Cash Equivalents        630,868    1,922,925      2,507,017
                                       -----------  ------------   ------------
Ending Cash and Cash Equivalents           277,783      630,868      1,922,925
                                       -----------  ------------   ------------


Cash Paid for Interest                    1,587,622   1,773,834      1,804,641
                                       -----------  ------------   ------------


        The footnotes are an integral part of these financial statements


STATEMEVTS OF SHAREHOLDERS' DQUITY
(all figures in USD)
                                                                        Accumulated
Total                                     Additional                    other             Total           Total
                                Common    paid-in        Retained       comprehensive     Shareholders'   comprehensive
                                stock     capital        earnings       income            Equity          income
-----------------------------------------------------------------------------------------------------------------------
Balance at 12.31.99             97,066    144,395,866    (16,513,935)   ---              127,978,997
-----------------------------------------------------------------------------------------------------------------------
Net profit                                 27,668,964                                     27,668,964     27,668,964
                                                                                                         ----------
Total comprehensive
Income                                                                                                   27,668,964
                                                                                                         ----------
Dividends paid                                           (24,848,957)                    (24,848,957)
-----------------------------------------------------------------------------------------------------
Balance at 12.31.00             97,066    144,395,866    (13,693,928)   ---              130,799,004
-----------------------------------------------------------------------------------------------------
Net profit                                 19,385,476                                     19,385,476     19,385,476
Cumulative effect of
change in accounting for                                                  618,094            618,094        618,094
derivative instruments
Unrealized loss on
derivative instruments                                                 (1,656,146)       (1,656,146)     (1,656,146)
Adjustment for losses on
derivatives reclassified to                                               260,052           260,052         260,052
earnings
Total comprehensive
Income                                                                                                   18,607,476
                                                                                                         ----------
Dividends paid                                           (37,564,658)                    (37,564,658)
-----------------------------------------------------------------------------------------------------
Balance at 12.31.01             97,066    144,395,866    (31,873,110)    (778,000)       111,841,822
-----------------------------------------------------------------------------------------------------
Net profit                                                 8,847,268                       8,847,268      8,847,268
Unrealized loss on
derivative instruments                                                 (2,262,564)        (2,262,564)    (2,262,564)
Adjustment for losses on
derivatives reclassified to                                             1,024,564          1,024,564      1,024,564
earnings
Total comprehensive
income                                                                                                    7,609,268
                                                                                                          ---------
Dividends paid                                            (13,103,993)                   (13,103,993)
------------------------------------------------------------------------------------------------------
Balance at 12.31.02             97,066    144,395,866     (36,129,835) (2,016,000)       106,347,097
------------------------------------------------------------------------------------------------------


       The footnotes are an integral part of these financial statements

NORDIC AMERICAN TANKER SHIPPING LIMITED

NOTES TO FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Thesefinancial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

     Nature of Business and Concentration of Risk: The principal business of Nordic American Tanker Shipping Limited (the "Company") is the charter of three Suezmax tankers to BP Shipping until September 2004, with a further seven one-year options in BP's favour.

     Use of estimates: Preparation of financial statements in accordance with accounting principles generally accepted in the United States of America necessarily includes amounts based on estimates and assumptions made by management. Actual results could differ from those amounts.

     Cash and Cash Equivalents: Cash and cash equivalents consist of deposits with original maturities of three months or less.

     Property and Equipment: Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets. The Company's property consists solely of vessels. The estimated useful life of these vessels is 25 years.

     Impairment of Long-Lived Assets: Long-lived assets are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than the carrying amount of the asset, the asset is deemed impaired. The amount of the impairment is measured as the difference between the carrying value and the fair value of the asset.

     Revenue Recognition: The daily charterhire rate payable under each Charter is comprised of two components: (i) a fixed minimum rate of charterhire of $13,500 per Vessel per day (the "Base Rate"), paid quarterly in advance at the beginning of the quarter, and (ii) additional charterhire (which will be determined and paid quarterly in arrears and may equal zero) which would equal the excess, if any, of a weighted average of the daily time charter rates for two round-trip trade routes traditionally served by Suezmax tankers (Bonny, Nigeria to/from the Louisiana Offshore Oil Port, and Hound Point, U.K. to/from Philadelphia, Pennsylvania (the "Reference Ports")), over the sum of (A) an agreed amount of $8,500 representing daily operating costs, and (B) the Base Rate ("Additional Hire"). The amount of Additional Hire, if any, will be determined by the London Tanker Brokers Panel or another panel of ship brokers mutually acceptable to the Charterer and the Company.

     Revenue from vessel charter is recognized on the basis of the number of days in the fiscal period.

     Segment Information: The Company has only one type of vessels - oil tankers on bareboat charters. As a result, management, including the chief operating decision makers, reviews operating results solely by revenue per day and thus the Company has determined that it operates under one reportable segment.

     Interest Rate Swap: In June 1998, the Financial  Accounting Standards Board
     (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). This standard incorporating the amendments from SFAS 138 requires derivative instruments to be recorded in the balance sheet at their fair value. Changes in the fair value are recorded to earnings for each period unless specific hedge criteria are met. Changes in fair value for qualifying cash flow-hedges are recorded in equity and are realized in earnings in conjunction with the gain or loss on the hedged item or transaction. Changes in the fair value of qualifying hedges offset corresponding changes in the fair value of the hedged item in the statement of operations.

     Taxes: The company is incorporated in Bermuda. Under current Bermuda law, the Company is not subject to corporate income taxes.


     New Pronouncements: In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 provides guidance related to accounting for costs associated with disposal activities covered by SFAS No. 144 or with exit or restructuring activities previously covered by EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 supercedes EITF Issue No. 94-3 in its entirety. SFAS No. 146 requires that costs related to exiting an activity or to a restructuring not be recognized until the liability is incurred. SFAS No. 146 will be applied prospectively to exit or disposal activities that are initiated after December 31, 2002.


     In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires that a liability be recorded in the guarantor's balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued. The company does not expect FIN 145 to have any material impact on its results of operations or financial condition.



2.   RELATED PARTY TRANSACTIONS

     The Company has entered into a management agreement with Ugland Nordic Shipping AS (UNS) under which UNS will provide certain administrative, management and advisory services to the Company for an amount of $250,000 per year. UNS is the Commercial Manager of the Company, and owns as of December 31, 2002 10.31% of the shares.

     Management fees expense was $250,000 for 2002, 2001 and 2000.


3.   REVENUE

     The table below illustrates the breakdown of the charter hire for the years ended December 31, 2002, 2001 and 2000:

      Year                  2002          2001          2000

      Base Hire         14,782,500      14,782,500    14,823,000
      Additional Hire    3,275,489      13,577,068    21,754,262
                         ---------      ----------    ----------
      Total             18,057,989      28,359,568    36,577,262
                        ==========      ==========    ==========



4.   VESSELS

     The long term assets consist of three suezmax oil tankers built in 1997.

      All Vessel                                 2002          2001

      Acquisition cost 1997               170,775,970   170,775,970
      Accumulated depreciation as of       35,863,005    29,031,965
      December 31                          ----------    ----------

      Book value as of December 31        134,912,965    141,744,005
                                          ===========    ===========

     Depreciation is calculated on a straight-line basis over the estimated lifetime of 25 years. The basis for the depreciation is the actual cost price of the vessels in 1997, i.e. $170,775,970 in total for the three vessels.


5.   ADMINISTRATIVE EXPENSES

                                                      2002      2001       2000

   Management fee, Ugland Nordic Shipping AS       250,000   250,000    250,000
   Directors and officers insurance                 86,667     7,333     82,500
   Other fees and expenses                          90,381    31,406     40,791
                                                    ------    ------     ------
   Total administrative expenses                   427,048   353,739    373,291
                                                   =======   =======    =======


6.   LONG-TERM DEBT

     In 1998, the Company entered into a loan agreement for $30 million with Den norske Bank ASA, Oslo (DnB). The loan falls due in full in September 2004. Interest payments are based on the variable rate of LIBOR plus 0.525% margin, approximately 2.2825% at December 31, 2002. Accrued interest at December 31, 2002 and 2001 was $215,466 and $38,666. The Company has pledged the vessels as collateral. In association with the loan the Company must meet certain financial covenants. The main covenants are associated with change in ownership, new contracts or change in existing contracts, minimum value adjusted equity and minimum liquidity.

     The Company pays an annual agency fee of $10,000 to DnB in connection with the loan.

     Interest on all long-term borrowings is variable, therefore the carrying amount of the debt approximates its fair value.

     The Company has entered into an interest swap agreement with DnB, enabling the Company to pay a fixed interest on the loan of 5.80% annually for the next two years. The swap agreement terminates on the final repayment date of the Loan, i.e. the 4th quarter of year 2004. Interest on all long-term borrowings is variable, therefore the carrying amount of the debt approximates its fair value.


     Prepaid finance costs

     In connection with the loan in 1998, the Company paid $86,875 in an arrangement fee and commitment fee. The fees will be amortized over the term of the Loan, i.e. with 1/6 every year from January 1, 1999.


7.   SHAREHOLDERS' EQUITY

     Par value of the common shares is $.01. At December 31, 2002 and 2001 the number of shares authorized, issued and outstanding was 9,706,606.


8.   DERIVATIVE INSTRUMENTS AND RISK MANAGEMENT

     The company is exposed to interest rate risk from its variable rate loan of $30 million. The company's risk management objective has been to lock in the interest payments on the loan. The company has entered into an interest rate swap where the company pays a fixed interest and receives a variable interest and has designated this swap as a cash flow hedge of the interest payments on the loan.

     Gains or losses on the interest rate swap designated as a cash flow hedge will be deferred to accumulated other comprehensive income and will be reclassified to earnings when the hedged interest payments are recognized. The amount of ineffectiveness recorded in 2002 and 2001 was immaterial. As of December 31, 2002 loss of $1,136,570 after tax is expected to be reclassified from accumulated other comprehensive income to earnings during the next twelve months. The maximum length of time that the company has hedged its exposure to variability in future interest payments is approximately 24 months as of December 31, 2002. The fair value of the swap of $ -2,016,000 is recorded as a liability as of December 31, 2002. The fair value of the swap was $-778,000 at December 31, 2001.


9.   CONCENTRATIONS

     The Company's charter revenues and accounts receivable are derived entirely from bareboat charters with one counterparty, BP Shipping Ltd.


10.  COMMITMENTS AND CONTINGENCIES


     NORWEGIAN TAX PROCEEDING

     In September 2002, the Company received a letter from the Tax Assessment Board of the Norwegian Central Tax Office for Large Corporations, (the "Tax Board"), stating that the Tax Board had determined that the Company was subject to Norwegian income taxation for the years 1995 through 2000. The Company believes that the Tax Board's determination is without merit and erroneous and is contesting the assessment vigorously.

     Accordingly, the Company has appealed the decision of the Tax Board to the Norwegian Tax Assessment Appeal Board (the "Appeal Board"). The Company has been advised that a decision from the Appeal Board may be expected during the second or third quarter of 2003. If the Appeal Board should decide in favor of the Tax Board, the Company may make further appeals to the Norwegian Court of Justice, which has three levels. The Norwegian tax authorities may appeal a decision in favor of the Company to the County Tax Appeal Board.

     The decision of the Tax Board relates to the years 1995 through 2000. Applying Norwegian tax principles, the Company did not have any taxable income for those years or for 2001. At year end 2001, the deferred tax loss is NOK 41.6 mill (approx. USD 5.6 million). This tax loss would be carried forward and used for the tax year 2002. After application of this loss carry-forward, under Norwegian tax principles, the Company's net income would total approximately NOK 59.1 mill (approx. USD 8.5 million) for 2002. However, as previously stated, the strong view of the Company is that the Company should not be taxed in Norway.

     In accordance with its distribution policy, the Company has made cash distributions to shareholders in amounts that exceed the net income of the Company. Under Norwegian tax principles, if they applied, in the view of the Company, a portion of these distributions would be considered as a repayment of paid up share capital.

     Given this premise, there would be no tax for the Company during the period through 2002. However, if, Norwegian tax principles apply, there is a probability that the distributions could be seen as a repayment of untaxed capital from the Company, and the Company would incur so-called correction income, which for the period to and including 2001 would amount to NOK
     728.6 million (approx. USD 99 million). The tax would constitute 28% of that amount. In the view of the Company, such a treatment of its cash distributions would be incorrect.

     The Company's view is that the Tax Board's determination is without merit and is erroneous. In part, the view of the Company is based on an opinion that the Company received from Norwegian counsel in connection with the Company's warrants offering in 1995, as described in the Company's offering prospectus. However, the Company cannot assure investors of a successful appeal of the Tax Board's determination.

     The Company is bearing legal costs in connection with the Norwegian tax proceeding which would otherwise be available for distribution.

SIGNATURES



          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                                  (registrant)


Dated:  May 13, 2003                By:    /s/ Herbjorn Hansson
                                           --------------------
                                          Herbjorn Hansson
                                          President and
                                          Chief Executive Officer




01318.0002 #404385